Exhibit 8.1

GROUP SUBSIDIARIES*

At December 31, 2021	Country	Percentage of voting share capital held
Wholly owned subsidiaries
Alexion Pharmaceuticals, Inc.	United States	100
Alexion Pharma International Operations Unlimited Company	Ireland	100
AstraZeneca AB	Sweden	100
AstraZeneca Biotech AB	Sweden	100
AstraZeneca Dunkerque Production SCS	France	100
AstraZeneca Finance and Holdings, Inc.	United States	100
AstraZeneca Intermediate Holdings Limited	England	100
AstraZeneca Pharmaceuticals Co., Limited	China	100
AstraZeneca Pharmaceutical (China) Co. Limited	China	100
AstraZeneca Treasury Limited	England	100
AstraZeneca UK Limited	England	100
AstraZeneca (Wuxi) Trading Co. Ltd	China	100
IPR Pharmaceuticals, Inc.	Puerto Rico	100
KuDOS Pharmaceuticals Limited	United Kingdom	100
MedImmune, LLC	United States	100

* Subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at December 31, 2021.